centrica
taking care of the essentials

04 APR -9 AM 7:21

FAX MESSAGE

82-4578

SUPPL

To:	Office of International Corporation Finance, SEC	**Date:**	6 April, 2004
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	4

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

04024284

Please find following a Stock Exchange Announcement recently released.

PROCESSED
APR 14 2004
THOMSON FINANCIAL

Secretariat

dw 4/13

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information that is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

6 April, 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Notification of interests of directors and connected persons

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	**Name of company** Centrica plc			2.	**Name of director** Phillip Keague Bentley		
3.	**Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest** Director named in 2			4.	**Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)**		
5.	**Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)**			6.	**Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary**		
7.	**Number of shares/amount of stock acquired**	8.	**Percentage of issued class**	9.	**Number of shares/amount of stock disposed**	10.	**Percentage of issued class**
11.	**Class of security**	12.	**Price per share**	13.	**Date of transaction**	14.	**Date company informed**
15.	**Total holding following this notification**			16.	**Total percentage holding of issued class following this notification**		

If a director has been granted options by the company please complete the following boxes.

17.	**Date of grant** 6TH APRIL 2004	18.	**Period during which or date on which exercisable** 1st June 2007 - 30th November 2007
19.	**Total amount paid (if any) for grant of the option** Nil	20.	**Description of shares or debentures involved: class, number** Option over 5,161 ordinary shares of $5\frac{5}{9}$ pence
21.	**Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise** 182.6 pence per share	22.	**Total number of shares or debentures over which options held following this notification** 1,644,489

23.	**Any additional information** Grant of an option under the Centrica Sharesave scheme	24.	**Name of contact and telephone number for queries** Philip Davies – 01753 494012
25.	**Name and signature of authorised company official responsible for making this notification** Derek Woodward – Head of Secretariat		

Date of notification – 6th April 2004